FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of December 2004.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number
1. [Nomura to Delist CDRs from Euronext Amsterdam]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 17, 2004	By:	/s/ HIROSHI TANAKA
Hiroshi Tanaka
Senior Managing Director

3

Tokyo, December 17, 2004

Nomura to Delist CDRs from Euronext Amsterdam

Nomura Holdings, Inc. (Nomura) today announced that it plans to delist its continental depository receipts (CDRs) from Euronext Amsterdam on December 30, 2004. Nomura’s common stock, however, will continue to be traded on Euronext Amsterdam.

Nomura’s decision to delist its CDRs comes as Amsterdam Depositary Company N.V., the depository of Nomura’s CDRs, has decided to cease operations.

In addition to Euronext Amsterdam, Nomura’s common stock will remain listed on the Tokyo Stock Exchange, Osaka Stock Exchange, Nagoya Stock Exchange and Singapore Stock Exchange. In the US, Nomura’s ADRs will continue to be listed on the New York Stock Exchange.

Nomura believes that the CDR delisting will have only a negligible impact on shareholders and investors.

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.